UBER TECHNOLOGIES, INC. 1455 MARKET STREET SAN FRANCISCO, CA 94103 UBER.COM

May 5, 2020
VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attn:    Donna Di Silvio
Bill Thompson

Re:	Uber Technologies, Inc. Annual Report on Form 10-K Filed March 2, 2020 File No. 001-38902
Ladies and Gentlemen:
Uber Technologies, Inc. (the “Company”, “we”, “our”) is submitting this letter in response to a letter, dated April 29, 2020, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 2, 2020.
The numbering of the paragraph below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comment into this response letter in italics.
In addition to submitting this letter via EDGAR, we are sending a copy of this letter via electronic mail.
Form 10-K for the fiscal year ended December 31, 2019
Management Discussion and Analysis of Financial Condition and Results of Operations
Certain Key Metrics and Non-GAAP Financial Measures, page 51

1.
We reviewed your response to comment 2. We do not concur that you have given equal or greater prominence to your discussion of GAAP financial measures. For example, your discussion of the changes in Adjusted Net Revenue begins on page 52 and your discussion of the changes in revenue on a GAAP basis begins on page 56, a less prominent location, as discussed in question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please revise your discussion and analysis accordingly in future filings.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
May 5, 2020

Response to Comment No. 1: Although the Company believes that it has materially complied with Regulation G and Item 10(e) of Regulation S-K, as well as Staff guidance related thereto, the Company respectfully acknowledges the Staff’s comment and will present its non-GAAP financial measures in accordance with the Staff’s comment in future filings.
*****
Please contact me or Keir Gumbs using the contact information previously provided with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,
/s/ Nelson Chai
Nelson Chai
Uber Technologies, Inc.

cc:	Tony West, Senior Vice President, Chief Legal Officer and Corporate Secretary